
ANNUAL AUDITED REPORT
FORM X-17A-5 NOV 1 5 2004
PART III
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 37986

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/03___ AND ENDING ___09/30/04___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES INDUSTRY MANAGEMENT CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
    42 WINDING LANE

OFFICIAL USE ONLY
FIRM I.D. NO.

                              (No. and Street)

GREENWICH   CT   06831
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    BENJAMIN L. LUBIN (203) 869-5754
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO., LLP   CERTIFIED PUBLIC ACCOUNTANTS
                    (Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE   SUITE # 801   JERSEY CITY, NJ 07306
_____(Address)_____   _____(City)_____   _____(State)_____   _____(Zip Code)_____

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 09 2004
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____BENJAMIN L. LUBIN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SECURITIES INDUSTRY MANAGEMENT CORP._____, as of _____SEPTEMBER 30_____, 2004_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COLLEEN CASE
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires Mar. 31, 2009

Colleen Case
Notary Public

(signature)
Signature

PRESIDENT
Title

ss: State of CT
County of Fairfield
On this 4th day of November,
Benjamin Lubin personally appeared.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES INDUSTRY MANAGEMENT CORPORATION

42 WINDING LANE

GREENWICH, CT 06831

SEPTEMBER 30, 2004

A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.

FOR THE YEAR ENDED SEPTEMBER 30, 2004

CONTENTS

	Page
ACCOUNTANTS REPORT	1

FINANCIAL STATEMENTS:

Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Notes to Financial Statements	6-8

SUPPLEMENTARY INFORMATION TO FINACIAL STATEMENTS:

Computation of Net Capital-Pursuant to Rule 15c-3-1 (e)	9
Reconciliation with the Net Capital per the Submitted Focus Report with the Net Capital per the Audited Report	10
Attestation letters	11-12
Internal Control Letter	13-15

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A. L. Wellen & Co. LLP
Certified Public Accountant
880 Bergen Avenue   Suite # 801
Jersey City, NJ   07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors
Securities Industry Management Corp.

We have audited the accompanying statement of financial condition of Securities
Industry Management Corp. as of September 30, 2004, and the related statements
of income, statement of cash flows, changes in stockholders' equity, and changes in
liabilities subordinated to claims of general creditors for the year then ended that you
are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These
financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements based on our
audit.

We conducted our audit in accordance with auditing standards generally accepted in
the United States of America. Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial statements. An audit
includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We
believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Securities Industry Management Corp. as of
September 30, 2004, and the results of their operations and their cash flows for the
year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The supplementary information contained is presented
for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 of the Securities
and Exchange Commission. Such information has been subjected to the auditing
procedures applied in the audit of the basic financial statements and, in our opinion,
is fairly stated in all material respects in relation to the basic financial statements
taken as a whole.

A.L. Wellen + Co LLP

A.L. Wellen & Co. LLP

Jersey City, New Jersey
October 18, 2004

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SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2004

ASSETS

CURRENT ASSETS

Cash in bank	$ 110,521
Due from brokers	591,680
Accounts Receivable	14,504
Miscellaneous Receivables	5,343

SECURITIES OWNED

Securities (at market value)	1,313,570

OTHER ASSETS

Furniture and Equipment (net of Accumulated Depreciation of $10,611)	28,839

TOTAL ASSETS	**$ 2,064,457**

LIABILITIES & SHAREHOLDER'S EQUITY

LIABILITIES

Income taxes payable	$ 10,095
TOTAL LIABILITIES	$ 10,095

SHAREHOLDER EQUITY

Common stock $ 100 per value, 2,000 Share authorized, issued and outstanding	$ 200,000	
Retained Earnings	1,854,362	
TOTAL SHAREHOLDER'S EQUITY		2,054,362

TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$ 2,064,457**

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.

STATEMENT OF INCOME & EXPENSES
FOR THE PERIOD OCTOBER 1, 2003 TO SEPTEMBER 30, 2004

INCOME

Consulting fees		$ 128,130	
Commissions		48,911	
Dividends & Interest		26,984	
Risk Trading Realized	$ 23,600		
Unrealized Risk Trading	127,641	151,241	
TOTAL INCOME			$ 355,266

EXPENSES

General Office Expenses	$ 27,821	
Rent & Occupancy	13,475	
Insurance	8,040	
Travel & Entertainment	16,603	
Telephone	1,742	
Postage & Supplies	6,038	
Employment Benefits & Payroll Taxes	5,744	
Professional Fees	13,616	
Business Services	7,308	
Officer's Compensation	30,000	
Clearance Costs	13,254	
Auto Expenses	6,741	
Depreciation	10,611	
TOTAL EXPENSES		160,993
NET PROFIT BEFORE TAXES		$ 194,273
Federal Tax Expense	$ 15,091	
State Corporate Tax Expense	6,454	21,545
NET INCOME		$ 172,728

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2003 TO SEPTEMBER 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income		$ 172,728
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation	$ 10,611	
Decrease in Accounts Receivable	9,616	
Decrease in Miscellaneous Receivables	512	
Decrease in Due from Brokers	45,855	
Increase in Securities Owned-At Market	(278,630)	
Decrease in Officer's Advances	80,000	
Decrease in Customer Deposits	(1,074)	
Increase in Income taxes payable	2,401	
Total Adjustments		(130,709)
Net Cash Provided by Operating Activities		$ 42,019

CASH FLOWS FROM INVESTING ACTIVITIES

Capital Expenditures	$ (39,450)	
Net Cash Provided by Investing Activities		(39,450)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid	$ (10,000)	
Net cash provided by operating activities		(10,000)
		$ (7,431)
Cash and cash equivalents October 1, 2003		117,952
Cash and cash equivalents September 30, 2004		$ 110,521

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD OCTOBER 1, 2003 TO SEPTEMBER 30, 2004

	COMMON STOCK	RETAINED EARNING	TOTAL
Balance October 1, 2003	$ 200,000	$ 1,691,634	$ 1,891,634
INCREASES			
Net Income	-0-	172,728	172,728
	$ 200,000	$ 1,864,362	$ 2,064,362
Less Dividend Paid	-0-	10,000	10,000
BALANCE SEPTEMBER 30, 2004	$ 200,000	$ 1,854,362	$ 2,054,362

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Total October 1, 2003	none
Changes for period	none
TOTAL SUBORDINATED LIABILITES – SEPTEMBER 30, 2004	none

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

GENERAL INFORMATION

The firm is authorized to operate as a broker / dealer in securities under the Securities & Exchange Act of 1934 and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially from trade date basis.

The firm clears its customers' transaction through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule17a-5(b).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Financial Statements have been prepared in accordance with generally accepted accounting principles. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

USES OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assts and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT
Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - TAXES ON INCOME
For income tax purposes, the corporation files returns on a calendar year basis. The Company has adopted the liability method of accounting for tax assets and liabilities.

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A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 4 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. As of September 30, 2004, the company had net capital of $ 1,849,763 which is $ 1,599,763 in excess of its minimum net capital requirement of $ 250,000. A copy of the firm's financial statements as of September 30, 2004 is available for inspection at the firm's office or at the regional office of the Securities Exchange Commission.

NOTE 5 -   DIFFERENCES IN NET CAPITAL COMPUTATION

There were no material differences in the computation of net capital between the audited report and the submitted focus report as of September 30, 2004. (See attached)

NOTE 6 -   INTERNAL CONTROL

There were no material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures followed in complying with Rule 17a-15 of the Securities and Exchange Commission.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 7 -   RETIREMENT PLAN

The company terminated their retirement plan December 2000.

NOTE 8 -   SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent is cash in a checking account. The company paid $ 12,648 for corporate income taxes during the year ended September 30, 2004.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES INDUSTRY MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1 (e)

AS OF SEPTEMBER 30, 2004

SHAREHOLDER'S EQUITY – Per Audited Statement $ 2,054,362

Less: Non Allowable assets:

Accounts Receivable	$14,504	
Fixed Assets	28,839	43,343

TENTATIVE NET CAPITAL $ 2,011,019

Securities Haircuts:

Money Market Funds	2%	($1,141,680)	$22,834	
Listed Securities–Common	15%	($ 605,720)	90,858	
Listed Securities-Preferred	10%	($ 157,850)	15,785	
Undue Concentration			31,779	161,256

NET CAPITAL $ 1,849,763

Minimum Capital Requirement   250,000
Excess Net Capital $ 1,599,763

Excess Net Capital over $300,000 or 5% of Combined Aggregate Debt $ 1,549,763

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES INDUSTRY MANAGEMENT CORP.
RECONCILIATION OF FOCUS REPORT WITH THE
FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

Net Capital – per computation of Net Capital September 30, 2004 on the audited report.	$ 1,849,763
Add: Federal Income tax payable	10,095
Increase in Securities Haircuts	779
NET CAPITAL PER FOCUS REPORT SEPTEMBER 30, 2004	$ 1,860,637

I, the President of Securities Industry Management Corporation, 42 Winding Lane, Greenwich, CT 06831, hereby attest that the Financial Statements and Operational Reports as at September 30, 2004 submitted by our auditors, A. L. Wellen & Co. LLP 880 Bergen Avenue, Jersey City, NJ 07306 have been or will be made available to all members of our organization.

BENJAMIN L. LUBIN

ATTESTED BY:

A. L. WELLEN & CO., LLP CPA'S

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

STATE OF CONNECTICUT]
TOWN OF GREENWICH] SS:
COUNTY OF FAIRFIELD]

Benjamin L. Lubin, being duly sworn according to law, deposes and says:

I am the president of Securities Industry Management Corporation, 42 Winding

Lane, Greenwich, CT. 06831.

The report submitted by our accountants, A.L. Wellen & Co., LLP

Certified Public Accountants, as at September 30, 2004 showing Statement of

Financial Condition, Statement of Income Expenses, Statement of Cash Flows,

Changes in Shareholders Equity, and all other supporting schedules, is true and

correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any Propriety

Interest in any Accounts classified as that of a customer.

_____
BENJAMIN LUBIN

Subscribed and sworn to before me

this _____26th_____ day of ___October___ 2004

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A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A. L. Wellen & Co. LLP
Certified Public Accountants
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3.

Securities Industry Management Corporation
42 Winding Lane
Greenwich, CT 06831

In planning and performing our audit of the financial statements of Securities
Industry Management Corporation, for the year ended September 30, 2004, we
considered its internal control structure, including procedures for safeguarding
securities, in order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to provide assurance
on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange
Commission, we have made a study of the practices and procedures (including
tests of compliance with such practices and procedures) followed by Securities
Industry Management Corporation, that we considered relevant to the objectives
stated in rule 17a 5 (g) (1) in making the periodic computations of aggregate
indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for
determining compliance with the exemptive provisions of rule 15c3-3. We did not
review the practices and procedures followed by the company (1) in making the
quarterly securities examinations, counts, verifications and comparisons and the
recordation of differences required by Rule 17a-13 or (II) in complying with the
requirements for prompt payment for securities under Section 8 of Regulation T
of the Board of Governors of the Federal Reserve System, because the
Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining
an internal control structure and the practices and procedures referred to in the
preceding paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
internal control structure policies and procedures and of the practices referred to
in the preceding paragraph and to assess whether those practices and
procedures can be expected to achieve the Commission's above mentioned
objectives.

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A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Securities Industry Management Corporation.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature timing and extent of the procedures to be performed in our audit of the financial statements of Securities Industry Management Corporation for the year ended September 30, 2004 and this report does not affect our report thereon dated October 18, 2004.

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A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Securities Industry Management

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of our audit, you did not wish to engage us to perform any such additional procedures at this time.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A.L. Wellen & Co. LLP

A.L. Wellen & Co. LLP
Jersey City, New Jersey

October 18, 2004

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